

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2009

Mr. Neil Blosch
Chief Executive Officer, Principal Accounting Officer
Ultra Sun Corp.
1532 East St. Marks Court
Salt Lake City, Utah 84124

       RE: **Ultra Sun Corp.**
               Form 10-K for the fiscal year ended December 31, 2008
               Filed April 15, 2009
               File No. 000-53571

Dear Mr. Blosch:

       We have completed our review of your Form 10-K and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director

Cc: Victor Schwarz, Esq.
     Via Facsimile: (801) 685-0949